

July 28, 2010

Via U.S. Mail

Jianzhong Zuo
Chairman, Chief Executive Officer, President
LianDi Clean Technology Inc. c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: **LianDi Clean Technology Inc.**
        Amendment No.3 to Registration Statement on Form S-1
        Filed: July 16, 2010
        File No.: 333-165755

Dear Mr. Zuo:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As noted in your response to comment two in our letter dated July 12, 2010, when available, please discuss your preliminary interim results for the quarter ended June 30, 2010 in a recent developments section. Any material events, transactions, trends, etc. should be included in that discussion.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

D. Tabular Disclosure of Contractual Obligations, page 43

2. It appears to us, based on your response to comment four in our letter dated July
   12, 2010, that your agreement with Curtiss-Wright Flow Control Corporation is a
   purchase obligation that should be included in your table of contractual
   obligations. Please refer to Item 303(a)(5)(ii)(D) of Regulation S-K and revise
   your filing as appropriate.

Experts, page 97

3. We note your response to comment six in our letter dated July 12, 2010; however,
   due to the reverse acquisition, the previously private operating company
   essentially became the registrant and therefore any change in their accountant is
   also required to be disclosed. Given that you dismissed AGCA CPA Limited and
   engaged AGCA, Inc. within the past two years, please provide all the disclosures
   required by Item 304 of Regulation S-K.

Consolidated Financial Statements
Note 13. Shareholders' Equity, page F-25

4. Based on your responses to comments nine and ten in our letter dated July 12,
   2010, please address the following:

   - Explain to us why the amount you allocated to the escrow shares is not essentially
     a discount or dividend to the preferred shareholders; and

   - Explain to us if and how your accounting and classification of the preferred
     stock will change as result of the filing being declared effective or not being
     declared effective by August 25, 2010.

5. We have read your response to comment 11 in our letter dated July 12, 2010.
   Please clarify for us whether you changed your functional currency or the
   functional currencies of any subsidiary in response to our comment and, if so,
   how you accounted for any such change. Also, please tell us the nature and
   magnitude of transactions at the parent company level.

Exhibit 5.1 Opinion of Lionel Sawyer & Collins

6. We note that counsel revised its opinion in response to comments 14 and 15 in
   our letter dated July 12, 2010. However, counsel's assumption related to the
   issuance of the Series A Preferred Stock pursuant to a board action remains
   inappropriate since, as noted in our prior comment 14, all action required in
   connection with the issuance of the Series A Preferred Stock should have taken

place at the time of the original issuance, a factual event which should be readily ascertainable by counsel. Please have counsel revise its opinion accordingly.

7. Please have counsel revise enumerated paragraph 2 of its opinion to refer to the "conversion" of Series A Preferred Stock in accordance with the terms of the Certificate of Designation for the Series A Preferred Stock.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David J. Levine, Esq. (Via Facsimile @ (212) 898-1184)
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154